STATEMENT OF INVESTMENTS

Dreyfus Premier California Tax Exempt Bond Fund, Inc.

February 28, 2007 (Unaudited)

Long-Term Municipal Investments--101.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--93.4%				
ABAG Finance Authority for Nonprofit Corps., MFHR (Central Park Apartments)	5.50	7/1/19	1,010,000	1,042,684
ABAG Finance Authority for Nonprofit Corps., MFHR (Central Park Apartments)	5.60	7/1/38	5,815,000	5,966,946
ABAG Finance Authority for Nonprofit Corps., MFHR (Sansum-Santa Barbara Medical Foundation Clinic)	5.50	4/1/21	3,500,000	3,735,410
Alameda County, COP (Insured; MBIA)	6.88	12/1/13	10,000,000 a,b	10,835,400
Anaheim Public Finance Authority, Tax Allocation Revenue (Insured; MBIA)	6.45	12/28/18	26,000,000	27,062,620
Bay Area Toll Authority, San Francisco Bay Area Toll Bridge Revenue	5.00	4/1/25	17,675,000	19,101,372
Bay Area Toll Authority, San Francisco Bay Area Toll Bridge Revenue	5.00	4/1/26	14,500,000	15,647,240
California, Economic Recovery Bonds	5.00	7/1/16	13,000,000	13,714,220
California, GO	5.00	3/1/25	10,000,000	10,715,000
California, GO	5.25	2/1/30	25,700,000	27,128,149
California, GO (Various Purpose)	6.13	10/1/11	2,875,000	3,178,312
California, GO (Various Purpose)	5.00	12/1/21	10,000,000	10,830,200
California, GO (Various Purpose)	5.50	4/1/28	50,000	55,092
California, GO (Veterans)	5.05	12/1/36	14,500,000	15,103,925
California Department of Veteran Affairs, Home Purchase Revenue	5.50	12/1/19	4,405,000	4,651,988
California Department of Veteran Affairs, Home Purchase Revenue	4.50	12/1/23	10,000,000	10,138,600
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	5,680,000	5,684,771
California Department of Water Resources, Power Supply Revenue	5.88	5/1/12	10,000,000 c	11,175,600
California Department of Water				

Resources, Water System Revenue (Central Valley Project) (Insured; MBIA)	5.00	12/1/23	10,000,000	10,757,500
California Educational Facilities Authority, Revenue (Claremont Graduate University)	5.00	3/1/37	3,000,000	3,141,960
California Educational Facilities Authority, Revenue (Pooled College and University Projects)	5.63	7/1/23	1,275,000	1,294,648
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	6.13	12/1/09	30,695,000 [c]	33,010,017
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	6.25	12/1/09	9,460,000 [c]	10,204,218
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	7,965,000	8,699,214
California Health Facilities Financing Authority, Revenue (Sutter Health) (Insured; MBIA)	5.35	7/15/09	240,000 [c]	252,132
California Health Facilities Financing Authority, Revenue (Sutter Health) (Insured; MBIA)	5.35	8/15/28	3,540,000	3,687,264
California Housing Finance Agency, Home Mortgage Revenue	4.80	8/1/36	7,500,000	7,588,275
California Housing Finance Agency, MFHR (Insured; AMBAC)	6.15	8/1/22	1,845,000	1,884,243
California Housing Finance Agency, SFMR	6.30	8/1/24	520,000	525,346
California Housing Finance Agency, SFMR	6.45	8/1/25	160,000	161,744
California Housing Finance Agency, SFMR (Collateralized; FHA and Insured; AMBAC)	6.25	8/1/14	195,000	196,954
California Infrastructure and Economic Development Bank, Revenue (Kaiser Hospital Assistance I-LLC)	5.55	8/1/31	21,900,000	23,337,078
California Pollution Control Financing Authority, PCR	8.77	6/1/14	11,000,000 [a,b]	12,546,215
California Pollution Control Financing Authority, PCR (Insured; MBIA)	8.77	6/1/14	48,330,000 [a,b]	55,123,506
California Pollution Control Financing Authority, SWDR (Browning-Ferris Industries of California, Inc. Project)	5.80	12/1/16	2,000,000	2,002,560
California Pollution Control Financing Authority, SWDR (Browning-Ferris Industries of				

California, Inc. Project)	6.75	9/1/19	600,000	603,564
California Pollution Control Financing Authority, SWDR (Keller Canyon Landfill Co. Project)	6.88	11/1/27	1,000,000	1,006,070
California Public Works Board, LR (Department of Corrections, Calipatria State Prison, Imperial County) (Insured; MBIA)	6.50	9/1/17	13,000,000	15,390,440
California Public Works Board, LR (Department of Health Services, Richmond Laboratory Project) (Insured; AMBAC)	5.00	11/1/21	10,910,000	11,798,074
California Public Works Board, LR (University of California Research Projects) (Insured; MBIA)	5.25	11/1/28	10,005,000	10,963,479
California Public Works Board, LR (Various University of California Projects)	5.50	6/1/14	5,000,000	5,426,450
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue	6.00	7/1/12	3,500,000 c	3,930,885
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue	6.00	7/1/12	2,500,000 c	2,807,775
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue	6.00	7/1/12	5,250,000 c	5,896,327
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	2,780,000 c	3,059,446
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/20	1,220,000	1,330,532
California Statewide Communities Development Authority, COP (The Internext Group)	5.38	4/1/30	20,000,000	20,422,400
California Statewide Communities Development Authority, Health Facility Revenue (Adventist Health System/West)	5.00	3/1/35	11,880,000	12,352,586
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.25	7/1/24	8,205,000	8,731,269
California Statewide Communities Development Authority, Revenue				

(Daughters of Charity Health System)	5.25	7/1/35	23,225,000	24,531,406
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	5.50	11/1/32	13,500,000	14,288,400
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	5.25	3/1/45	15,000,000	16,003,050
California Statewide Communities Development Authority, Revenue (Sutter Health)	5.50	8/15/28	14,000,000	15,121,820
California Statewide Communities Development Authority, Revenue (The California Endowment)	5.00	7/1/28	15,360,000	16,251,802
California Statewide Communities Development Authority, Revenue (The California Endowment)	5.00	7/1/33	16,710,000	17,689,707
Capistrano Unified School District, Community Facilities District Special Tax Number 98 (Ladera)	5.75	9/1/09	5,500,000 c	5,889,730
Capistrano Unified School District, School Facilities Improvement District Number 1 (Insured; FGIC)	6.00	8/1/24	2,075,000	2,247,536
Castaic Lake Water Agency, COP, Revenue (Water System Improvement Project) (Insured; AMBAC)	0.00	8/1/27	10,000,000	4,168,800
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group)	6.00	2/1/30	5,000,000	5,253,400
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group)	5.75	2/1/31	18,500,000	19,474,765
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/32	10,000,000	2,941,200
Chino Valley Unified School District, GO (Insured; MBIA)	5.25	8/1/30	10,000,000	10,965,000
Chula Vista, IDR (San Diego Gas and Electric Co.)	5.00	12/1/27	3,000,000	3,189,810
Coast Community College District, GO (Insured; FSA)	0.00	8/1/29	15,565,000	12,237,826
Contra Costa County Public Finance Authority, Tax Allocation Revenue (Pleasant Hill BART,				

North Richmond, Bay Point, Oakley and Rodeo Redevlopment Projects Areas)	5.45	8/1/28	2,720,000	2,844,005
Cucamonga County Water District, COP (Insured; FGIC)	5.25	9/1/25	5,555,000	5,918,464
Delano, COP (Delano Regional Medical Center)	5.25	1/1/18	13,500,000	13,613,400
Elsinore Valley Municipal Water District, COP (Insured; FGIC)	5.38	7/1/19	3,855,000	4,417,791
Escondido Reassessment District Number 98-1 (Rancho San Pasqual)	5.70	9/2/26	1,335,000	1,380,564
Fontana, Special Tax (Insured; MBIA)	5.25	9/1/17	10,000,000	10,420,600
Fontana Public Financing Authority, Tax Allocation Revenue (North Fontana Redevelopment Project) (Insured; AMBAC)	5.50	9/1/32	13,800,000	14,820,648
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue	5.75	1/15/40	500,000	525,995
Fremont Union High School District (Insured; FGIC)	5.25	9/1/10	3,400,000 c	3,589,652
Fremont Union High School District (Insured; FGIC)	5.25	9/1/10	4,000,000 c	4,223,120
Fremont Union High School District (Insured; FGIC)	5.25	9/1/10	11,295,000 c	11,925,035
Fullerton Community Facilities District Number 1, Special Tax Revenue (Amerige Heights)	6.10	9/1/22	1,000,000	1,069,600
Fullerton Community Facilities District Number 1, Special Tax Revenue (Amerige Heights)	6.20	9/1/32	2,500,000	2,678,750
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.50	6/1/13	5,000,000 c	5,499,850
Golden State Tobacco Securitization Corp., Tobacco Settlement Asset-Backed Bonds	6.75	6/1/39	14,770,000	16,940,747
Kaweah Delta Health Care District, Revenue	6.00	8/1/12	9,000,000 c	10,196,730
La Quinta Financing Authority, Local Agency Revenue (Insured; AMBAC)	5.00	9/1/29	12,400,000	13,168,428
Long Beach Special Tax Community Facilities District Number 5 (Towne Center)	6.88	10/1/25	500,000	511,155
Los Angeles Unified School District, GO (Insured; MBIA)	5.75	7/1/17	8,385,000	9,846,589

Los Angeles Unified School District, GO (Insured; FGIC)	5.00	7/1/20	20,000,000	21,830,400
Madera County, COP (Valley Children's Hospital) (Insured; MBIA)	6.50	3/15/09	3,370,000	3,559,428
Metropolitan Water District of Southern California, Waterworks GO	5.00	3/1/17	5,500,000	6,000,390
Metropolitan Water District of Southern California, Waterworks GO	5.00	3/1/18	5,510,000	5,995,762
Murrieta Unified School District (Insured; FGIC)	0.00	9/1/21	4,950,000	2,716,065
Natomas Unified School District (Insured; MBIA)	5.95	9/1/21	2,500,000	2,986,500
Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; AMBAC)	7.00	1/1/16	670,000 c	834,539
Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; AMBAC)	7.50	7/1/21	375,000 c	510,120
Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; MBIA)	6.30	7/1/18	26,400,000	32,245,224
Oakland Unified School District (Insured; FGIC)	5.25	8/1/24	17,275,000	18,483,386
Orange County Community Facilities District (Landera Ranch) Special Tax Number 1	6.25	8/15/08	1,600,000 c	1,661,648
Orange County Community Facilities District (Landera Ranch) Special Tax Number 1	6.00	8/15/10	3,000,000 c	3,264,600
Orange County Community Facilities District (Landera Ranch) Special Tax Number 3	5.60	8/15/28	3,250,000	3,428,587
Orange County Community Facilities District (Landera Ranch) Special Tax Number 3	5.63	8/15/34	6,000,000	6,335,280
Orange County Public Financing Authority, LR (Juvenile Justice Center Facility) (Insured; AMBAC)	5.38	6/1/19	6,150,000	6,696,181
Pomona, COP (General Fund Lease Financing) (Insured; AMBAC)	5.50	6/1/28	1,000,000	1,117,030
Pomona Redevelopment Agency, Tax Allocation Revenue (West Holt Avenue Redevelopment Project)	5.50	5/1/32	3,000,000	3,339,990
Port of Oakland, Revenue (Insured; FGIC)	5.38	11/1/27	18,920,000	20,183,478
Rancho Cucamonga Redevelopment				

Agency, Tax Allocation Revenue (Rancho Development Project) (Insured; MBIA)	5.38	9/1/25	7,485,000	7,959,624
Rancho Mirage Joint Powers Financing Authority, Revenue (Eisenhower Medical Center)	5.63	7/1/29	10,430,000	11,481,031
Redwood Empire Financing Authority, COP	6.40	12/1/23	2,215,000	2,229,154
Riverside County, SFMR (Collateralized; GNMA)	7.80	5/1/21	1,250,000	1,731,000
Sacramento City Financing Authority, Revenue (Insured; AMBAC)	8.02	12/1/13	4,670,000 [a,b]	5,031,481
Sacramento City Financing Authority, Revenue (Insured; AMBAC)	8.02	12/1/14	5,140,000 [a,b]	5,537,862
Sacramento County, Laguna Creek Ranch/Elliott Ranch Community Facilities District Number 1, Improvement Area Number 1, Special Tax (Laguna Creek Ranch)	5.70	12/1/20	2,970,000	3,052,833
Sacramento County Housing Authority, MFHR (Cottage Estate Apartments) (Collateralized; FNMA)	6.00	2/1/33	1,000,000	1,054,930
Sacramento Municipal Utility District, Electric Revenue (Insured; MBIA)	6.50	9/1/13	6,930,000	7,770,817
San Bernardino County, COP (Capital Facilities Project)	6.88	8/1/24	5,000,000	6,654,200
San Diego County, COP (Burnham Institute for Medical Research)	6.25	9/1/09	3,800,000 [c]	4,075,918
San Diego County, COP (Burnham Institute for Medical Research)	5.00	9/1/24	2,265,000	2,390,073
San Diego County, COP (Burnham Institute for Medical Research)	5.00	9/1/34	5,190,000	5,458,686
San Diego Unified School District (Insured; FGIC)	0.00	7/1/17	2,325,000	1,535,035
San Francisco City and County, COP (San Bruno Jail Number 3) (Insured; AMBAC)	5.25	10/1/21	2,985,000	3,107,355
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA)	5.00	11/1/24	10,000,000	10,829,000
San Joaquin Hills Transportation Corridor Agency, Toll Road				

Revenue (Insured; MBIA)	0.00	1/15/32	48,295,000	16,513,509
San Jose Redevelopment Agency, Tax Allocation Revenue (Merged Area Redevelopment Project)	5.25	8/1/08	1,000,000 c	1,043,200
San Jose Unified School District, GO (Insured; FGIC)	5.00	8/1/24	12,580,000	13,646,784
Sequoia Union High School District, GO (Insured; FSA)	5.00	7/1/24	2,695,000	2,921,811
South Placer Authority, Wastewater Revenue (Insured; FGIC)	5.25	11/1/10	1,000,000 c	1,068,790
Southeast Resource Recovery Facility Authority, LR (Insured; AMBAC)	5.25	12/1/16	4,000,000	4,352,560
Southeast Resource Recovery Facility Authority, LR (Insured; AMBAC)	5.25	12/1/18	8,085,000	8,800,118
Stockton, Health Facilities Revenue (Dameron Hospital Association)	5.70	12/1/14	1,000,000	1,030,710
Tobacco Securitization Authority of Northern California, Tobacco Settlement Asset-Backed Bonds (Sacramento County Tobacco Securitization Corp.)	5.38	6/1/38	20,000,000	20,934,600
Torrance Redevelopment Agency, Tax Allocation Revenue	5.63	9/1/28	500,000	512,280
Trustees of the California State University, Systemwide Revenue (Insured; AMBAC)	5.00	11/1/19	10,000,000	10,833,800
University of California, Multi Purpose Revenue (Insured; MBIA)	5.25	9/1/08	31,475,000 c	32,578,514
University of California, Revenue (Limited Project) (Insured; FSA)	5.00	5/15/22	14,655,000	15,697,557
Ventura County Community College District (Insured; MBIA)	5.50	8/1/23	4,250,000	4,644,443
West Covina Redevelopment Agency, Community Facilities District, Special Tax Revenue (Fashion Plaza)	6.00	9/1/17	6,000,000	6,756,660
West Covina Redevelopment Agency, Community Facilities District, Special Tax Revenue (Fashion Plaza)	6.00	9/1/22	11,325,000	13,339,265
Whittier Health Facility, Revenue (Presbyterian Intercommunity Hospital)	5.75	6/1/12	10,090,000 c	11,211,504

U.S. Related--7.6%

Puerto Rico Highways and

Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	4,750,000	5,126,295
Puerto Rico Highways and Transportation Authority, Transportation Revenue	6.00	7/1/10	2,000,000 [c]	2,165,860
Puerto Rico Highways and Transportation Authority, Transportation Revenue	5.50	7/1/25	8,740,000 [d]	10,176,419
Puerto Rico Highways and Transportation Authority, Transportation Revenue	5.50	7/1/26	12,000,000 [d]	14,024,880
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	6.21	7/1/38	2,000,000 [a,b]	2,055,850
Puerto Rico Infrastructure Financing Authority, Special Obligation	5.50	10/1/32	10,000,000	10,724,200
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.50	10/1/40	40,000,000	42,868,800
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	6.06	7/1/15	2,000,000 [a,b]	2,043,910
Virgin Islands Public Finance Authority, Revenue	7.30	10/1/18	3,100,000	3,846,604
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes	6.00	10/1/22	2,000,000	2,078,060
Total Long-Term Municipal Investments (cost $1,182,753,127)				**1,259,829,665**

Short-Term Municipal Investments--3.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California;				
California, Economic Recovery Bonds (LOC; BNP Paribas)	3.58	3/1/07	10,900,000 [e]	10,900,000
California, Economic Recovery Bonds (LOC; Citibank NA)	3.58	3/1/07	2,000,000 [e]	2,000,000
California Statewide Communities Development Authority, Revenue, Refunding (University Retirement Community at Davis Project) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.53	3/1/07	25,650,000 [e]	25,650,000
Total Short-Term Municipal Investments (cost $38,550,000)				**38,550,000**
Total Investments (cost $1,221,303,127)			**104.1%**	**1,298,379,665**
Liabilities, Less Cash and Receivables			**(4.1%)**	**(51,515,743)**

Net Assets   **100.0%**   **1,246,863,922**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $93,174,224 or 7.5% of net assets.

b   Collateral for floating rate borrowings.

c   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

d   Purchased on a delayed delivery basis.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue

SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance